November 15, 2022

United States Securities and Exchange Commission

Attn: Mr. John Coleman

Division of Energy & Transportation

100 F Street N.E.

Washington, DC  20549-7010

VIA EDGAR

Dear Sirs:

 Re: Silver Elephant Mining Corp.

 Form 20-F for Fiscal Year Ended December 31, 2021

 Filed May 9, 2022

 Comment Letter Dated October 18, 2022

 File No. 000-55985

Further to Silver Elephant Mining Corp.'s (the "Company") previous request for an extension and in accordance with the second paragraph of the comment letter by the staff of the United States Securities and Exchange Commission, dated October 18, 2022 (the "Comment Letter"), while the Company is in the process of responding to the Comment Letter, the Company respectively requests an additional ten business day extension in order to fully respond to the Comment Letter and the Company currently anticipates responding to the Comment Letter on or before December 1, 2022.

If you should have any questions or concerns regarding the anticipated timing of our response, please do not hesitate to contact me at (778) 968-5034 or James Guttman, our outside legal counsel at (416) 367-7376.

Yours truly,

Silver Elephant Mining Corp.

/s/ Zula Kropivnitski

Chief Financial Officer